SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB

(Mark One)

[**X**]   Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2004**

[ ]   Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (*No fee required*) for the transition period from _____ to _____

Commission file number: **000-26927**

WWA GROUP, INC.
(formerly known as "NovaMed, Inc.")
(Name of Small Business Issuer in its Charter)

Nevada	**77-0443643**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2465 West 12th Street, Suite 2 Tempe, Arizona 85281
(Address of Principal Executive Offices)   (Zip Code)

(480) 505-0070
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of each Exchange on Which Registered
Common Stock ($0.001 Par Value)	None

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓   No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [_].

The registrant's total revenues for the year ended December 31, 2004 were $10,976,167.

The aggregate market value of the registrant's common stock, $0.001 par value (the only class of voting stock), held by non-affiliates was approximately $8,009,624 based on the average closing bid and asked prices for the common stock on April 14, 2005.

At April 14, 2005, the number of shares outstanding of the registrant's common stock, $0.001 par value (the only class of voting stock), was 15,969,633.

TABLE OF CONTENTS

Page

PART I

PART II

PART III

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

<u>Corporate History.</u>

As used herein the term "WWA Group" refers to WWA Group, Inc., its subsidiaries and predecessors, unless the context indicates otherwise. WWA Group, Inc. was incorporated in Nevada on November 26, 1996, as Conceptual Technologies, Inc. On April 9, 1998, Conceptual Technologies, Inc. changed its name to NovaMed, Inc. to reflect the acquisition of a medical device manufacturer and retailer. The medical device business was abandoned in October of 2000. On August 8, 2003 NovaMed, Inc. acquired World Wide Auctioneers Ltd. ("WWA Dubai") an international equipment auction company based in the United Arab Emirates that holds unreserved auctions for the sale of construction, industrial and transportation equipment on a consignment basis. The name of NovaMed was subsequently changed to WWA Group, Inc. to reflect the acquisition and the new business focus.

Since the owners of WWA Dubai obtained the majority of the outstanding shares of WWA Group through the acquisition, the acquisition is accounted for as a reverse merger or recapitalization of WWA Group and WWA Dubai is considered the acquirer for accounting purposes. The narrative and consolidated financial statements herein include the operations of WWA Dubai from January 2002 through August 8, 2003, and the operations of the combined entity from August 8, 2003 through December 31, 2004.

WWA Group's U.S. business office is located at 2465 West 12th Street, Suite 2 Tempe, Arizona 85281 and its telephone number is (480) 505-0070. WWA Group's registered statutory office is located at the Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, Nevada 89511. WWA Group maintains its principal place of business in the Jebel Ali Free Zone, Dubai UAE.

WWA Group currently trades on the Over the Counter Bulletin Board under the symbol "WWAG.OB".

<u>Description of Business</u>

WWA Group has been engaged in the auctioning of transportation and industrial equipment since its incorporation in August of 2000. WWA Group operates its largest auctions at its primary facility in Dubai, United Arab Emirates, where 15 large un-reserved equipment auctions and 5 smaller transport auctions have been held since March 2001. WWA Group's primary auctioned items include mobile and stationary earthmoving and construction equipment such as crawler tractors, excavators, wheel loaders, cranes, trucks and trailers, generators, compressors, agricultural tractors and forklifts. Much of the equipment can be used in multiple industries and in diverse geographic locations. WWA Group also sells light vehicles and other related items such as boats and motorcycles.

All of WWA Group's auctions are unreserved, meaning that there are no minimum or reserve prices; each and every item is sold to the highest bidder on the day of the auction. Consignors are prohibited by contract from bidding on their own consigned items at the auction or in any way artificially affecting the auction results. Further, WWA Group is an international equipment auction company that holds unreserved auctions almost entirely for the sale of consigned equipment. Virtually all other equipment auction companies trade heavily for their own accounts in their own auction, meaning they auction a significant amount of equipment that they own. When an auction company becomes involved in buying and selling in its own auctions it can diminish the prospective returns available to consignors and bidders. WWA Group focuses its business on selling for the consignor rather than competing with the owners and bidders; however, WWA Group does from time to time, purchase equipment and sell the equipment at the WWA Group auctions or in private sales. Sales of equipment owned by WWA Group accounted for approximately 2.6% of the total gross auction sales in 2004.

In this document WWA Group refers to "Gross Auction Sales." Gross Auction Sales are defined as the total gross proceeds to the seller from final bid prices paid on all equipment and other items sold at any WWA Group auction, or the total proceeds from prices paid for any items at WWA Group's competitors' auctions. Gross Auction Sales are not presented in WWA Group's consolidated financial statements. Gross revenue as a percentage of Gross Auction Sales is a measure of WWA Group's operating performance and WWA Group believes that Gross Auction Sales provide the most meaningful comparative measure of its relative operating performance between periods, and its sales activity relative to the overall market.

WWA Group has auctioned over $264 million of gross auction sales of vehicles and equipment from its Dubai facilities since its formation. The equipment auctioned was comprised of more than 24,000 items from 1,600 consignors that were sold to over 3,400 bidders. WWA Group controls a market share of over 60% of all industrial equipment auction sales concluded in Dubai in 2004, and the market is projected to continue to grow.



Revenues from commissions and services earned in WWA Group's capacity as agent for consignors of equipment are comprised mainly of auction commissions in the form of flat selling fees or fixed or sliding percentages of the gross auction sale price of any consigned equipment. The majority of auction commissions are earned as a fixed rate of the gross selling price. Revenues from commissions and services also include any preparation, shipping, clearing, transport and handling charges and fees applicable to certain items of consigned equipment; incidental interest income; and buyers' commission applicable on certain sales of items. All revenue is recognized when the auction sale is complete and WWA Group has determined that the auction proceeds are collectible. Revenues from commissions and services may be compared to Gross Auction Sales as a measure of relative operating performance between periods.

Revenues from the sales of equipment are defined as gross proceeds on sales of WWA Group owned or underwritten inventory sold at auction or in private sales. All costs of goods sold are accounted for under direct costs.

On occasion, WWA Group guarantees a certain net level of proceeds to a consignor. Revenue on guaranteed consignments comes from a percentage of the proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, WWA Group can incur a net loss on the sale. WWA Group's exposure from these guarantee contracts can vary over each guarantee contract. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held.

WWA Group guaranteed no net proceeds to any consignor for any equipment in 2004, and sold approximately $2,600,000 worth of WWA Group owned equipment at its auctions in all of 2004. This equates to 2.6% of all equipment auctioned in 2004 at WWA Group's Dubai facility.   WWA Group also sold approximately $2,700,000 worth of owned equipment in private sales outside of its auctions, these cases arising from logistical cost problems associated with shipping some owned equipment to the Dubai auction site.

Live on-line bidding is a significant component of WWA Group's ability to involve bidders in locations remote from any given physical auction site in participating in the auction process. WWA Group conducts live on-line bidding using its own proprietary interactive software system, marketed as "WWA BidLive," designed to enhance the best features of existing auction technology that has been successfully utilized at many of the WWA Group auctions. WWA Group has not sold a significant percentage of equipment to on-line bidders participating in its Dubai auctions, primarily due to the lower than world average Internet purchasing penetrations rate in the Middle East. However, on-line registrations and bidding have been increasing, and on line bidding is notably active in Australian auctions managed by WWA Group. WWA Group expects the on-line bidding system to capture an increasing percentage of sales at future auctions.

WWA Group also developed in 2004 its "WWA On-Line" auctions system for selling items at on-line only auctions to be held on a regular basis in the future. WWA Group tested this new revenue stream in Australia in December 2004, and successfully auctioned over 60 lots of equipment to almost 100 registered bidders. Another WWA On-Line auction was held March 16 through April 4, 2005, where 95 items were sold for over $3.3 Million.

This new business opens up more opportunities for WWA Group to sell equipment between its physical auctions, and to sell equipment that has not yet arrived at a WWA Group facility. WWA Group has a proven seller and buyer base loyal enough to support continued on-line only auctions. The expected revenue from the on-line only sales should provide a more consistent revenue production stream for WWA Group.

WWA Group also manages unreserved auctions in Amsterdam, The Netherlands; Guangzhou, China; and Perth, Australia through operating joint ventures with local registered auction companies. WWA Group manages auctions and licenses its name, customer database, and auction system software and hardware to separately owned private companies in Australia, The Netherlands, and China. Pursuant to "franchise" management agreements with these entities, WWA Group is reimbursed for all hard costs incurred while assisting these entities with their auctions, and is entitled to fees based on gross auction revenue at each auction; however, to date WWA Group has not charged any fees based on gross auction revenue. WWA Group anticipates that in the future, it will begin to charge the fee to which it is entitled. WWA Group also has a right of first refusal to acquire the majority of each entity with which it has a franchise agreement with. None of these franchise entities is reliant on financial support from WWA Group, and WWA Group has no commitment or financial obligation to any of the entities. No auctions were held in China in 2004.

WWA Group participates in auctions in Indonesia in cooperation with International Auction Multi-Machine ("IAM"), a separately owned and managed Indonesian-registered auction company, in which it is a minority (19%) shareholder. IAM is not reliant on financial support from WWA Group, and WWA Group has no commitment or financial obligation to IAM. WWA Group assists IAM with supervisory staff, advertising and operating systems on an informal basis, in order to protect and enhance the value of its investment in IAM.

WWA Group helped manage a total of 9 auctions in 2004, and 4 more in January – March 2005, for its franchise partners. The 2004 total gross auction sales in Indonesia, the Netherlands and Australia were $26 Million. WWA Group earned no fee income from these franchises in 2004, but expects to earn dividends and fees in 2005 from Indonesia and Australia based on current revenue levels at these entities. WWA Group is considering other joint venture opportunities with foreign auction companies and intends to establish additional permanent sites of its own. WWA Group expects that existing franchises will mature, and new managed and permanent auction sites will come into operation in 2005 and 2006, expanding the world wide reach of its auction business.

WWA Group is interested in expanding its operations through acquisition of other entities in the future, and the companies it is currently in operating ventures with are primary candidates. While it is unlikely that WWA Group will pursue acquiring any of its franchises or partners in 2005, the opportunity to acquire companies familiar with WWA Group management, operations and culture remains attractive to all parties for future consideration.

WWA Group has a permanent auction site and corporate headquarters in Dubai, United Arab Emirates, and representation at each of its franchise locations in China, The Netherlands, Australia, and Indonesia. The WWA Group also has representative offices in Singapore and Hong Kong in addition to its business office in Tempe, Arizona.

Description of Industry

WWA Group operates in the auction segment of the global industrial equipment marketplace, selling virtually all types of earthmoving, construction, transport and marine equipment through unreserved public auctions.

WWA Group chose to enter into the auction segment of the industry for several reasons, including:

- The sheer size and fragmented nature of the industry,
- The relatively small penetration of the auction model in the industry
- The attractiveness of the auction method
- The resilience of the auction model in both upward and downward trending economic cycles
- The projected growth in construction spending in the Middle East and several other regions outside of North America
- The dominance of the segment in certain regional markets by one company and the resulting stagnant segment growth in those markets.

Market Size and Growth - Industry analyst Frank Manfredi and Ritchie Brothers Auctioneers (NYSE "RBA") estimated in 1999 that there was approximately $1 trillion of used industrial equipment in circulation worldwide, and that around $100 billion worth of that equipment changed ownership each year.

During 2002 through 2004, major development and reconstruction projects in the Middle East and certain former Russian provinces supported by higher oil and mineral prices caused a significant increase in production orders placed with the largest producers of construction and earthmoving equipment. Tremendous growth and development in China and India, expansion of mining operations all over the world, and highway and other infrastructure spending in the U.S. have also contributed to increases in new equipment purchases. According to the Association of Equipment Manufacturers ("AEM") year end 2004 industry report, 2003 and 2004 were two of the best years in recent history for new equipment sales growth.

The AEM report summary below shows the percentage increase, by category and by region, in new equipment sales from 2003 to 2004, with an estimate of percentage increases from 2004 to 2005. Increases in new equipment production generally indicate an increase in the quantity of used equipment in the marketplace. The increase in equipment production orders is expected to continue, although at a slower pace than in 2003 and 2004. Many of the factors driving this projected slowing of new equipment sales may also generate a significant increase in sales in the second hand market where WWAG operates. The net effect of the recent growth in sales is an increase in the volume of used industrial equipment changing hands in future periods both privately and at auction.

The relatively low percentage growth rate from 2004 to 2005 does not, in the opinion of WWA Group, indicate that worldwide demand for construction equipment is diminishing. Demand in virtually all sectors remains, in fact, extremely robust. The large percentage gains in 2003 and 2004 reflected a rapid recovery from the depressed conditions that prevailed between 2000 and 2002. With 2004 sales reaching such high levels, these percentage gains are unlikely to continue, but we anticipate that overall equipment sales will remain at historic high levels, reflecting the continued high demand for construction equipment worldwide.

Sales of new equipment are constrained by factors other than demand. Business Week reports that steel shortages have constrained the ability of equipment giant Caterpillar to increase production, and that high prices of raw materials, particularly steel and oil, have forced the company to impose price increases totaling 5.5% in 2004 and an additional 3% in January 2005. Similar reports are emerging from analysts across the heavy equipment industry. High shipping costs, driven by shortages of roll on – roll off vessels and high fuel prices, add additional costs for buyers in much of the world. With shortages of steel and other commodities forcing the prices of new heavy equipment up, and shipping costs moving relentlessly upward, equipment buyers in many regions of the world have a strong incentive to purchase needed equipment on the second hand market in which WWA Group operates. Second-hand sales boomed in 2004, driven by many of these same factors. Ritchie Brothers Auctioneers ("RBA"), which due to its worldwide exposure makes an effective barometer for demand in the auction segment of the second hand equipment market, reports that Gross auction sales for the year ended December 31, 2004 were a record $1.79 billion, 15% higher than gross auction sales reported in 2003. Industry analyst ENR reports that "used equipment made a huge comeback" in 2004, citing high prices and long delivery times for new equipments as primary drivers of demand in the second hand market. WWA Group believes that these influences on the market are expanding, and WWA Group expects growth within the used equipment market to exceed substantial growth projected for new equipment sales by a substantial margin.

According to the AEM outlook survey, overall average percent changes predicted for unit sales in the seven major equipment categories for year-end 2004 and for 2005 are:

	United States %		Canada %		Other Worldwide %	
Type of Equipment	2003/04	2004/05	2003/04	2004/05	2003/04	2004/05
Earthmoving Machinery	27.4	7.8	28.2	6.9	15.3	5.6
Lifting Equipment	14.7	8.7	11.5	9.7	7.2	5.9
Bituminous Machinery	15.7	10.4	10.3	6.5	7.8	9.5
Concrete/Aggregate	12.3	9.5	5.2	5.2	10.1	10.2
Light Equipment	8.6	6.8	6.5	5.7	5.5	5.9
Attachments/Components	11.0	6.8	8.3	5.0	8.4	5.7
Miscellaneous	9.7	10.2	6.8	10.8	6.7	10.0
Industry-Wide Totals	16.1	8.4				

The dramatic increases in production of new equipment and rising prices of new equipment from 2002 through 2005 suggests a current market size of at least $1.3 trillion of used goods in the market and over $130 Billion changing hands each year. These figures do not include used cars, other light transport, marine equipment, or miscellaneous equipment that is also sold by WWA Group at its auctions. The same industry analysts estimated in 2000 that about 75% of the world wide total of used equipment changing hands is outside of North America. Recent large purchases of new mining equipment in Australia, Indonesia and elsewhere indicate that this estimate may be low.

Penetration of Auction Segment – Despite the huge size and sustainable growth of the used equipment market, only a fraction of that equipment is sold through auctions, the majority of the equipment being sold directly by the owner or through dealers and brokers. RBA is by far the largest equipment auction company in the world, with gross auction sales of $1.79 Billion in 2004. In 2003, RBA claimed to sell more at auction than their 25 largest competitors combined. In North America, RBA and others estimate that 20% of all used equipment changing hands is traded at auction. These figures suggest that of the $75 to $100 Billion of equipment changing hands outside of North America each year, only about 1% is at auction.

Analyst Bruce Simpson of William Blair & Company stated in 2003 that "The size of the used equipment market and the relatively small penetration of the auction model suggest that the company (RBA) has years of open-ended growth in front of it." WWA Group believes this statement applies to the segment as a whole and all participants, especially outside of North America.

Attractiveness of the Auction Method - The auction method is becoming more attractive to sellers due to the Internet and the general globalization of business communications. Buyers have more access to price and availability information, and thus the trading business is becoming more transparent – there are no longer participants that have information advantages over others. This results in more sellers accepting the auction method as the preferred way to realize market value for their inventory in a more timely and cost efficient manner than selling it themselves. WWA Group believes that this trend also will contribute to the growth of auction segment.

The ability of auctioneers to sell a wide range of equipment and related assets, offering a more comprehensive choice to bidders, is attracting more buyers. Industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in any particular geographic location.

Truly un-reserved auctions attract buyers who are willing to travel to an auction or bid on-line on items they believe they can buy for fair prices; an auction house that builds a reputation for fair practices to buyers and delivery of goods as represented, builds its return buyer base.

The transparency of the international used equipment market at auctions, due to the publicly attended nature of auctions and the quality of the information available to any location through the Internet, is attracting more buyers to auctions as they become more familiar with market prices.

New auction technologies, several of which have been introduced by WWA Group in its market, result in a more comfortable auction experience for buyers.

All of the above factors are attracting more buyers to auctions, and better quality end-user buyers. A proven record of large attendance of buyers at an auction house attracts larger consignments. Consignors are then able to generate bulk cash proceeds from the sale of their equipment quickly and efficiently at auction, at premium net proceeds.

WWA Group expects to grow its auction business based not only on the fact that the size of the industrial equipment market continues to grow, but also on management's belief that the popularity of buying and selling equipment through the auction process will increase.

Resilience of the Auction Model - The industrial equipment auction business is relatively insulated from cyclical economic trends. Many of the factors that might prompt owners to sell equipment also creates an environment in which equipment buyers opt for high quality used equipment rather than more expensive new equipment. Auctioneers can therefore take advantage of economic downturns as well as upturns, whereas private dealers' revenue and profit margins tend to be negatively influenced by regional market downturns. WWA Group's potential business volume and ability to grow are not directly influenced by economic cycles.

In recent years, WWA Group has been operating at a profit in a very active, high demand growth environment where it has been difficult to locate good quality equipment to auction. However, this environment also generates fleet re-alignments, mergers and acquisitions, lease returns, project completions, and even financial pressure from over-commitments. All of these conditions favor the auction model for disposal of inventory.

In a period of economic uncertainty, other factors would result in an increase in supply of used equipment for sale at auction. Auctions are well known for their cash transactions, as opposed to private dealers that often rely on buyer financing for many of their sales transactions. Availability of buyer financing can be uncertain in cyclical developing markets.

Further, industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in any particular geographic location.

Regional Market Analysis

The heavy equipment business is ideally suited to rapid adjustment to emerging regional opportunities. Because of this ability, and due to accurate predictions of economic conditions, WWA Group now operates in regions showing growth rates well above worldwide averages, and is ideally positioned to serve the world's fastest-growing markets.

The 2004 Global Construction Study, an annual study by Global Insight, forecasts a positive long-term picture for the global construction industry. In 2004, the 55 leading nations spent $3.9 trillion on construction. The study suggests that while overall growth in construction investment will be a moderate 5% through 2012, growth rates in some parts of the world could be as high as 9.2%.

Chris Holling, director of Global Insight's Business Economics and Custom Solutions Group, said in 2004 "The exciting news we found in doing this study is the tremendous growth opportunity in Asia today, which we expect to continue over the next decade. India and China, in particular, offer major business opportunities and an increase in revenue growth for construction companies."

The Middle East

WWA Group conceived its business in Dubai, the geo-political business center of the Persian Gulf region. Dubai is the trans-shipment center for several of the largest consuming and fastest developing countries in the world. The U.A.E. Saudi Arabia, Iran, Qatar, Kuwait and Bahrain host thousands of equipment traders. The turmoil in Iraq and the Palestinian territories dominated regional news in 2004, but behind the scenes, the Middle East was the second fastest growing region in the world after China in that year. A combination of high oil prices, low interest rates, ample liquidity in the banking system and expansionary government budgets were the key driving forces for the region's economic growth rate of around 6 percent in 2004, compared to China's 9.4 percent, 4 percent for the US, and a world average of 5 percent.

The economies of the Middle East are riding into 2005 on a wave of cash driven by the rapid increase in oil prices in mid 2004. Benador Associates reports that the average price of a barrel of oil in 2003 was $27. This increased to $38.4 in 2004, with prices in the second half of the year averaging well above $40. Despite widespread predictions of softer oil prices in 2005, prices have continued to rise in early 2005, breaking the $57 per barrel mark in March. Even if prices slack off from this peak, the average price for the first half of 2005 is almost certain to exceed the level in the second half of 2004, maintaining an extremely high rate of cash inflow to the Middle East.

The Middle East/North Africa Financial Network reports that oil revenues for the Gulf countries grew by 35 percent in 2004, allowing governments in the region to pursue expansionary fiscal policies and fund numerous infrastructure projects that were neglected during the period of low oil prices that prevailed through early 2004. One result of this unexpected surge in income has been a marked increase in demand for heavy equipment needed to build much needed infrastructure. This demand has been further boosted by the huge equipment requirements of reconstruction in Iraq. The U.S. government has set aside $18.6 billion for the rehabilitation of Iraq's electricity, water, oil, health, transportation, agriculture, and telecommunications sectors, and global donors have committed a further total of $13 billion to projects in Iraq. With 2500 projects currently in progress and medium term spending projected at between 60 and 70 billion dollars, Iraq is expected to be a major contributor to regional equipment demand for many years.

Massive infrastructure spending continues in Saudi Arabia. The combination of relatively high oil prices and exports led to a revenues windfall for Saudi Arabia during 2004. For the year as a whole, Saudi Arabia earned about $115 billion in net oil export revenues, up 35% from 2003 revenue levels (and more than triple the $34 billion in revenues earned during 1998). The National Commercial Bank in Jeddah, Saudi Arabia reports construction in Saudi Arabia is booming due to the escalation of oil revenues, a rapidly growing population, availability of consumer loans from commercial banks and easy long term credit from the Real Estate Development Fund. According to the Riyadh Convention Center, Saudi Arabia's current 5-year infrastructure and public sector building plan is valued at US$35 billion. US$25 billion is to be spent on infrastructure network upgrade and expansion $2 billion will be spent on housing, $6 billion on municipalities, and $2 billion on general construction. Plans also call for the building of 600 new factories, expanding university campuses, and doubling the Kingdom's desalination capacity through 300 water projects. The electrical generation, transmission and distribution projects are valued at $117 billion. 600,000 housing units are also being built over four to five years.

Saudi construction spending is exceeded by that of Iran: ENR cites Chris Holling, executive managing director of Global Insight, referring to Iran as "the largest [construction] market in the Middle East, with $18.7 billion spent in 2003". As a result of higher oil prices and net oil exports, Iran's net oil earnings during 2004 rose by 36%, to $32.5 billion, driving rapid increases in infrastructure spending. WWA Group estimates that as much as 40% of the equipment sold at its Dubai auctions in 2004 was destined for Iran, and believes that with oil prices sustaining historic highs well into 2005, this demand is likely to continue. Another strong generator of regional construction equipment demand is Libya, where rapidly escalating oil revenues and the removal of trade embargos have driven a surge in infrastructure spending. Since the lifting of the embargo, Libya has resumed work on a $30 billion project to tap deep sub-Saharan aquifers to alleviate perennial water shortages, and is seeking another $30 billion in foreign investment to upgrade its oil production infrastructure and increase production.

WWA Group's Dubai facility is located at the heart of one of the world's most active construction markets, the United Arab Emirates and the nearby Gulf states of Qatar and Kuwait. Dubai alone last year accounted for around 343 multi-storey buildings under construction that include 3,199 apartments and 407 shops according to figures released from the Building and Housing Department of the Dubai Municipality. Of the total $67.8 billion invested in construction projects in GCC countries, nearly 67% was invested in Dubai. The construction sector achieved the highest growth rate among Dubai's GDP components for 2004, registering 29 per cent growth and lifting its contribution to AED11.1 billion up from AED 8.6 billion in 2003. When compared to the sector's contribution of AED5 billion in 2000 and AED3.4 billion in 1995, the figures offer a clear indication of the increasing number of quality real estate developments by public and private sectors in the Emirate. Dubai's massive building boom includes the Burj Dubai, which at over 700m is intended to be the world's tallest building, and is part of the US$8 billion 500-acre Downtown Dubai Development. Other major projects include The Palm, US$ 3 billion twin-island development project, the US$ 10 million Dubai Marina, the $4.2 billion expansion of the Dubai International Airport, the US$1.6 billion Dubai Festival City, and the US$ 1.4 billion Jumeirah Islands.

Across the UAE as a whole, Real GDP growth is estimated at 10.4 percent in 2004, up from 7 percent in 2003, driven mainly by construction, financial services, tourism and whole sale/retail trade. The underlying drivers for growth in 2005 remain strong and the stimulus from private investment.

Kuwait's economy has also been booming at all levels. Following a surge of 16.4 percent in nominal terms in 2003, and 6 percent in real terms. The corresponding growth rates for 2004 are estimated at 15 percent and 5 percent respectively. The strong growth is attributed to good performance of both the oil and the non-oil sectors of the economy. Economic policies have positively promoted business investment and stimulated consumer spending, with abundant liquidity in the banking sector reinforcing the trend. Nominal GDP is expected to register an above-trend growth of 13 percent in 2005 in nominal terms and a 4.5 percent in real terms.

Qatar was a top regional performer in 2004, with real GDP growth of 10 percent, expected to decline only slightly to 8 percent in 2005. Oman also did well with growth of 4.5 percent in 2004, compared to 4 percent in 2003, and the economy is forecast to grow at 3.5 percent this year. Real GDP for Bahrain is estimated at 6 percent for 2004, following a 5.1 percent growth in the year before. Oil revenues account for 24.3 percent of the Bahrain's GDP and 73 percent of its government revenues.

All of these nations are reinvesting significant proportions of their oil earnings into infrastructure development, creating enormous demand for heavy equipment.

Geographic proximity and a highly developed shipping industry have also placed WWA Group's Dubai facility in an ideal position to serve the economy of India, which is expected to sustain growth of between 6 and 7 percent in the medium term. The fast growing commercial and industrial center of Mumbai is closer to Dubai than it is to many of India's other economic centers, and represents a substantial marketing opportunity for WWA Group.

The probability of continued high revenues in oil-producing economies, combined with the current and projected rate of construction spending in the Gulf region indicates the market for used industrial equipment will continue to be strong and active in the near future. WWA Group expects to capture a significant share of this market in Dubai, and is considering expanding into other locations in the Gulf region.

Competition

The international used industrial equipment market is fragmented and very competitive. WWA Group competes for potential purchasers of industrial equipment with competitors such as equipment manufacturers, distributors and dealers, and equipment rental companies. When sourcing equipment to sell at WWA Group's auctions, it competes with other auction companies outside of Dubai, equipment dealers and brokers, and equipment owners who have traditionally disposed of equipment through private sales. Many of these competitive businesses are significantly larger than WWA Group with substantially greater resources and operating histories.

The Gulf Region used equipment auction market has two only significant participants, WWA Group and Ritchie Brothers Auctioneers, Inc. ("RBA). RBA is a Canadian based company reporting over US$1.79 Billion in gross auction sales from 90 locations in North America and 18 other countries. RBA is the world's largest un-reserved equipment auctioneer, and holds a dominate position in certain geographic locations.

WWA Group entered the Dubai market as a direct competitor to RBA in 2001, and auctioned approximately $25 Million worth of equipment, as compared to RBA reports at the time of about $45 Million being sold at its 3 Dubai auctions in 2001. In 2002 WWA Group auctioned approximately $49 Million worth of equipment, as compared to RBA reports at the time of approximately $70 Million in gross auction sales in Dubai. In 2003 WWA Group auctioned approximately $89 Million of equipment, as compared to RBA reports at the time of approximately $105 Million in gross auction sales in Dubai. In 2004, WWA Group auctioned US$99 million worth of equipment, as compared to RBA reports of approximately $75 Million for the year.

More importantly, the combined gross sales by equipment auctioneers in Dubai grew from US$33 Million in 2000, prior to WWA Group's entry, to nearly US$200 Million in 2004. This suggests that the equipment auction market share has substantial room to grow internationally with the advent of competition in certain underserved markets.

The entry of the Al Ain Municipality (part of the Emirate of Abu Dhabi – 100 kilometers from WWA Group's Jebel Ali Site) into the equipment auction arena in 2004 is also an indicator of the growth potential of the auction business in a large market. The Municipality previously sold excess inventory in private sales, but turned to the auction method after researching WWA Group and RBA processes and virtually copying them. Three successful auctions have been held by the Municipality in 2004 and 2005, with estimated gross auctions sales of $8 Million per auction. These auctions do not accept consignments so they are not in direct competition with WWA Group. Rather than drawing buyers away from WWA Group auctions, these auctions in Al Ain have resulted in increased awareness of the auction model in the region, and have actually drawn additional equipment buyers to the U.A.E. from the region.

An indicator that may suggest that more auction businesses in WWA Group's primary market can have a positive effect is the increase in prices of up to 30% on nearly identical equipment from WWA Group's December 2004 sale to its February 2005 sale.

There are periodic small government auctions of construction equipment in other areas of the Gulf region, namely Saudi Arabia. There are also regular larger auctions held by Saudi Aramco and other large companies in Saudi Arabia and other countries in the Gulf region. However, these are generally reserved private auctions held by local operators targeting local buyers, and are not considered competitors to WWA Group.

WWA Group competes with other auction companies in other parts of the world for buyers due to Internet access to numerous on-line auctioneers of used equipment, mainly based in the U.S and Japan. However, WWA Group believes there is no substitute for physical auctions when it comes to attracting and retaining buyers, and does not believe there is any significant competition from on-line auction companies or physical auction companies operating outside of WWA Group's primary market.

WWA Group can offer no assurance that it will continue to be successful in competing with existing and emerging equipment auction businesses in the Gulf region. However, WWA Group believes that it has certain distinctive competitive advantages over all or many of its competitors that have enabled it to attract an increasing number of consignors and bidders to its auctions, and an increasing market share. WWA Group bases this belief on its realization of significant growth in the relatively short term since becoming involved in the auction of industrial equipment.

Key to WWA Group's competitiveness is in its practice of being the only international equipment auction company that holds unreserved auctions almost entirely for the sale of consigned equipment. Virtually all other equipment auction companies trade heavily for their own accounts in their own auction. When an auction company becomes involved in buying and selling in its own auctions it can diminish the prospective returns available to consignors and bidders. WWA Group focuses its business on selling for the consignor rather than competing with the bidders. WWA Group believes that its growing reputation for conducting auctions only for the participants is a primary competitive advantage.

WWA Group's primary competitor in Dubai reports that it "underwrites" (guarantees or purchases) approximately 25% of the equipment sold in its auctions around the world, as opposed to WWA Group's total underwriting at auctions in 2004 of approximately $2,600,000, or about 2.6% of gross auction sales.

WWA Group relies upon certain other competitive advantages in its efforts to position itself as a leader in the auction business in the Gulf region. These advantages include WWA Group's ability to offer very competitive buyer and seller commissions due to its smaller infrastructure size and maintaining its corporate headquarters at its primary auction facility.

WWA Group has also introduced new auction technologies to the industry, and management believes that WWA Group is the world's first physical industrial equipment auction company to combine such technologies. These new features include:

- Fully enclosed air-conditioned bidding arena with glass viewing windows during summer season
- Plasma TV screen presentation of items to be sold, with dual currency live asking price displays
- Wireless electronic bidding buttons that bidders can use if they prefer to keep their buying strategy discreet from the other attending public bidders, with high bidder number appearing on the plasma TV screen
- Video auctions of late arriving imported equipment after each physical auction, and on-line only auctions for equipment arriving between physical auctions

All of these features are designed and used to make the buyers' auction experiences better, and have been successful in attracting and retaining buyers.

Other internal operating technologies, including real-time price clerking, live audio and video recording of the auctions, and auctioneer data screens have added to WWA Groups operating efficiency and reduced errors. WWA Group has a less restrictive policy than its competitors regarding new technology and procedures, and its executive officers play a major role in operations, therefore allowing the company to test and implement new ideas very quickly.

Personnel can have a significant impact on the competitive nature of any business. WWA Group employs a dedicated staff of professionals with substantial expertise in marketing, assembling and conducting auctions on an international basis. The commitment of these individuals to excellence in conducting auctions in concert with hands on customer service give WWA Group a competitive advantage over less professional organizations within the auction business.

While focusing on developing its stated competitive advantages, WWA Group is also in the process of increasing the number of locations at which it conducts auctions. WWA Group has conducted auctions to date in five countries and expects to increase the number of auction sites in the near term. WWA Group's participation in auctions with its joint venture partners in Australia, Indonesia, The Netherlands and China enables the collection of buyer and seller data, exposure to potential customers and consignors and the compilation of information related to other markets. The expansion of auction sites is another means by which WWA Group expects to transcend local market conditions by transporting the auction business to physical centers of industrial equipment activity. WWA Group believes that there are numerous locations in the world that are underserved by equipment and transport auction companies.

Government Regulation

WWA Group's operations are currently subject to the laws and regulations of the Jebel Ali Free Zone Authority (Dubai) relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. Opening of other facilities in other locations may subject WWA Group to a variety of national, federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. The development or expansion of auction sites depends upon the receipt of required licenses, permits and other governmental authorizations. Further, WWA Group may be subject to various local zoning requirements with regard to the location of its auction sites, which may vary from location to location.

Under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Laws of this nature often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of hazardous or toxic substances.

WWA Group believes it is in compliance in all material respects with all laws, rules, regulations and requirements that affect its business. Further, WWA Group believes that compliance with such laws, rules, regulations and requirements does not impose a material impediment on its ability to conduct business.

Employees.

WWA Group currently has 39 full time employees and 2 part time employees. Management of WWA Group expects to continue to use consultants, attorneys, and accountants as necessary, to complement services rendered by its employees.

Reports to Security Holders.

WWA Group's annual report will contain audited financial statements. WWA Group is not required to deliver an annual report to security holders and will not automatically deliver a copy of the annual report to its security holders unless a request is made for such delivery. WWA Group files all of its required reports and other information with the Securities and Exchange Commission ("Commission").

The public may read and copy any materials that are filed by WWA Group with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The statements and forms filed by WWA Group with the Commission have also been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at http://www.sec.gov.

ITEM 2.   DESCRIPTION OF PROPERTY

WWA Group currently maintains its offices at 2465 West 12th Street, Suite 2 Tempe, Arizona 85281. The office space is comprised of 2,500 square feet for which WWA Group pays $1,600 on a monthly basis. The office lease is due to expire in June 2006. WWA Group also maintains a permanent auction site in the Jebel Ali Free Trade Zone, Dubai, United Arab Emirates on a 15 acre lot for which it pays $220,000 on a yearly basis. The site lease is due to expire on December 31, 2005. A new 15-year lease agreement for a 27-acre property in the Jebel Ali Free Zone has been submitted to WWA Group for signature by the Jebel Ali Free Zone Authority, but final negotiations are still underway.

ITEM 3.   LEGAL PROCEEDINGS

WWA Group is currently not a party to any legal proceedings.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of the security holders, through the solicitation of proxies or otherwise, during the fourth quarter ended December 31, 2004.

PART II

**ITEM 5.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
                MATTERS**

WWA Group's common stock is traded on Over the Counter Bulletin Board under the symbol WWAG.OB.

The table below sets forth the high and low prices for WWA Group's common stock for each quarter of 2004 and 2003. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

Year	Quarter Ended	High	Low
2004	December 31	$1.01	$0.85
	September 30	$2.00	$0.65
	June 30	$1.40	$0.76
	March 31	$2.00	$1.00
2003	December 31	$1.80	$1.00
	September 30	$2.00	$0.20
	June 30	$0.60	$0.10
	March 31	$0.10	$0.10

Record Holders

As of April 14, 2005, there were one thousand and ninety five (1,095) shareholders of record holding a total of 15,969,633 shares of common stock. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

WWA Group has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on WWA Group's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit WWA Group's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

ITEM 6.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this report. WWA Group's fiscal year end is December 31.

WWA Group's business strategy is to continue to grow its positive net cash flow from operations and to use this net cash flow to reduce payables and expand operations to new auction sites. WWA Group intends to focus on formalizing new joint venture relationships, management arrangements, new wholly owned facilities, and expanded auctions as the means by which to increase net cash flow.

Implementation of WWA Group's growth model will include expanding its lower cost auction methods, such as on-line auctions and video auctions and diversifying into transportation equipment only auctions, which can be held on a more frequent basis than the larger equipment auctions. While smaller in size, these auctions will not interfere with or detract from WWA Group's major equipment auctions, and the economies of scale at the main Dubai facility are efficient for this purpose. WWA Group also plans to offer high margin buyer and seller services, such as transport and logistics. WWA Group's control over a large volume of equipment being moved around the world by its regular consignors provides vertical integration opportunities that could combine auction services with the ability to meet transportation needs.

Nonetheless, WWA Group's business development strategy is prone to significant risks and uncertainties certain of which can have an immediate impact on its efforts to increase positive net cash flow and deter future prospects for the expansion of its business.

WWA Group's financial condition and results of operations depends primarily upon the volume of industrial equipment auctioned, the prices it obtains at auction for such equipment, and the commission rates it can attract from the consignor. Industrial equipment prices historically have been volatile and are likely to continue to be volatile in the future, and the commission rates in WWA Group's primary market are becoming more competitive. This price volatility and commission rate pressure can immediately affect WWA Group's available cash flow which can in turn impact the availability of net cash flow for future capital expenditures. WWA Group's future success will depend on its ability to increase the size of its auctions and to optimize commissions and prices realized at auction.

Should WWA Group be unable to increase gross auction sales and obtain competitive pricing at auction then it can expect a reduction in revenue which may in turn affect the profitability of its business.

Results of Operations

During the period from January 1, 2004 through December 31, 2004, WWA Group has been engaged in the holding of un-reserved auctions for industrial equipment from its auction site located in the Jebel Ali Free Trade Zone, Dubai, United Arab Emirates. WWA Group expects that over the next twelve months it will continue to hold industrial equipment auctions at established sites and anticipates the opening of new auction locations.

For the fiscal year ended December 31, 2004 WWA Group realized net income as a result of increased revenue from the sales of equipment and an increase in interest income resulting from the note receivable outstanding. WWA Group also incurred a decrease in general and administrative expenses over the comparative periods. WWA Group believes that the immediate key to its ability to continue to operate profitably is an increase in the number and size of its auctions in combination with stability or a reduction in general and administrative expenses. Should WWA Group be able to realize this combination of an increase in the number and size of its auctions and a decrease in expenses it will most likely continue to operate at a profit in future periods, although there is no assurance that WWA Group will be successful in these efforts.

Years ended December 31, 2004 and 2003

Gross Revenue

Revenue for the twelve month period ended December 31, 2004 increased to $10,976,167 from $6,233,803 for the comparable period ended December 31, 2003, an increase of 76%. The increase in revenue was primarily the result of a substantial increase in the gross proceeds from sale of owned equipment at auction and from private sales, included in this revenue figure. Commission and service revenue, plus profit on sale of owned inventory, was $5,968,091 in 2004 compared to $5,605,655 in 2003, an increase of 6.5%. In 2004 only 4 major auctions were held, as compared to 5 major auctions held in 2003, due to unplanned U.A.E. public and private sector holidays in the 4th quarter of 2004. In 2005, 5 major equipment auctions are scheduled and at least 4 smaller transport and or on-line auctions are planned. Three major auctions and one on-line auction are already committed to for the 1st half of 2005 alone. The February 2005 auction in Dubai generated the highest commission and service revenue as a percentage of gross auctions sales in WWA Group history. This reflects continued growth in the marketplace, and puts WWA Group on track to increase gross auction revenue in 2005 over 2004.

Gross Profit

Gross profit increased from $3,662,697 in 2003 to $3,718,451 in 2004, an increase of $55,754.

Gross profit on revenues from commissions and services decreased from $3,578,168 in 2003 to $3,423,567 in 2004. As a percentage of revenues from commissions and services, gross profit decreased from 64.8% in 2003 to 60.3% in 2004. This decrease is mainly the result of additional advertising costs associated with the size of the auctions held. While WWA Group expects direct costs to continue to rise with the number and size of auctions held in the future, WWA Group does not expect gross profit as a percentage of sales to decline in future periods, although there can be no assurance that declines will not occur.

Gross profit on revenues from sales of equipment increased from $84,529 in 2003 to $294,884 in 2004. This increase is a direct result of the increase in gross proceeds from the sale of owned equipment at auctions and from private sales. As noted previously in this Form 10-KSB, WWA Group does not seek to be a significant seller in the auctions it conducts. WWA Group purchases equipment for sale in order to assist customers, in order to resolve certain shipping difficulties, and if it perceives the purchase to be a good value for the cost. WWA Group believes that the amount of revenues from sales of equipment will continue to increase as more and larger auctions are held. As a percentage of revenues from sales of equipment, the gross profit was 5.6% in 2004 as compared to 11.9% in 2003. The decline in gross profit percentage on sales of equipment is mainly due to a large transaction in which WWA Group purchased and sold a large group of equipment to assist two customers complete a sales transaction. The gross profit received on this transaction was small. The gross profit percentage may vary greatly from period to period depending on the equipment WWA Group determines to purchase. WWA Group will continue to seek to purchase equipment that it believes will sell for a high gross profit.

Net Income

Net income for the twelve month period ended December 31, 2004 increased to $774,363 from $594,169 for the comparable period ended December 31, 2003, an increase of 30%. The increase was mainly attributable to an increase in interest income from $4,751 in 2003 to $303,600 in 2004. This significant increase in interest income is due to cash payments received for interest on the $2.4 million of notes receivable outstanding.

WWA Group projects a larger increase in net income for 2005 based on more equipment auctions, higher percentage commission and service fees, and a substantial increase in other income. Fees from franchises, and interest / profit sharing from a short term advance made in 2004 are expected to contribute significantly to other income in 2005. Additional transport auctions, and expansion into higher margin on-line auctions and services should also contribute to higher profit margins. There can be no assurance that WWA Group will be successful in achieving any of the additional sources of revenues or achieve higher profits in 2005.

Expenses

General and administrative expenses for the twelve month period ended December 31, 2004 decreased slightly to $2,912,928 from $2,917,793 for the comparable period ended December 31, 2003. WWA Group anticipates that general and administrative expenses will remain relatively constant during 2005.

Direct costs for the annual periods ended December 31, 2004, and December 31, 2003 were $7,257,716 and $2,571,106. Direct costs include the cost of equipment purchased for private sale, and the direct costs associated with holding a specific auction. The major increase in direct costs can be attributed to $5,008,076 in purchase costs of owned inventory in 2004 compared to $628,148 in purchase costs of owned inventory in 2003. Direct costs associated with holding auctions increased to $2,249,640 in 2004 from $1,942,958 in 2003. This 16% increase is due to the increase in number and size of auctions held in 2004. Direct costs tend to increase, primarily in the advertising category, with the size of the auctions. WWA Group expects that direct costs will continue to rise with the number and size of auctions held over the next twelve months.

Depreciation and amortization expenses for the annual periods ended December 31, 2004, and December 31, 2003 were $292,107 and $167,830 respectively.

Income Tax Expense (Benefit)

The Jebel Ali Free Zone is an income tax free zone. Therefore, the profits of WWA Group are not taxable in Dubai. WWA Group has determined that undistributed earnings from Dubai will be reinvested in the business indefinitely and that such earnings will not be distributed to the U.S. parent. Therefore, in accordance with APB Opinion No. 23, *Accounting for Income Taxes - Special* Areas, no income tax provision has been recorded for the undistributed earnings. If, in the future, WWA Group distributes such earnings to the U.S. parent, the earnings will be taxable at the applicable U.S. tax rates.

Impact of Inflation

WWA Group believes that inflation has had a negligible effect on operations over the past three years. WWA Group believes that it can offset inflationary increases in operating costs by increasing revenue and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow provided by operations for the twelve month period ended December 31, 2004 was $2,682,474 as compared to cash flow provided by operations of $1,351,470 for the comparable period ended December 31, 2003. The increase in cash provided by operations over the comparative periods is primarily attributed to an increase in net income, and significant increases in accounts payable and auction proceeds payable. Increased revenue and stable general and administrative expenses are expected to continue to generate increases in cash flow from operations in 2005.

Cash flow used in investing activities for the twelve month period ended December 31, 2004 was $2,708,584 as compared to $901,256 for the year ended December 31, 2003. The investment activities in 2004 were comprised of property and equipment purchases, and a short term, high interest earning advance to a ship operator carrying WWA Group customers' equipment.   The note receivable of $2.3 million accrues interest at 2.2% per month, is due June 30, 2005, and is secured by the assets of the borrower, consisting mainly of a freight ship.

Cash flow used in financing was $344,379 for the year ended December 31, 2004 as compared to $23,384 for the year ended December 31, 2003. The cash used in financing activities was effected by higher short term borrowing and repayment activity, and an increase in long term debt repayment.

WWA Group had a working capital surplus of $189,679 as of December 31, 2004 and funded its cash needs in 2004 with net profits. Anticipated cash flows from future revenues are expected to be sufficient to fund operations in 2005. However there can be no assurance that WWA Group will generate sufficient cash flows to fund operations. WWA Group had no formal long term lines of credit or other bank financing arrangements as of December 31, 2004. Since any earnings, if realized, are anticipated to be reinvested in operations, cash dividends are not expected to be paid in the foreseeable future. Commitments for future capital expenditures were not material at year-end.

WWA Group has no defined benefit plan or contractual commitment with any of its officers or directors.

WWA Group has no current plans for the purchase or sale of any plant or equipment, outside of normal items to be utilized by yard personnel, unless the holding period is determined to be less than 45 days.

WWA Group has no current plans to make any significant changes in the number of employees, with the exception of the possible addition of one new officer.

Critical Accounting Policies

In Note 1 to the audited consolidated financial statements for the years ended December 31, 2004 and 2003 included in this Form 10-KSB, WWA Group discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. WWA Group believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions. With respect to revenue recognition, we apply the following critical accounting policies in the preparation of its financial statements

Revenue Recognition

Revenues earned in WWA Group's capacity as agent for consignors of equipment are comprised mainly of auction commissions in the form of flat selling fees or fixed or sliding percentages of the gross auction sale price of any consigned equipment. The majority of auction commissions are earned as a fixed rate of the gross selling price. Revenues from commissions and services also include any preparation, shipping, clearing, transport and handling charges and fees applicable to certain items of consigned equipment; incidental interest income; buyers' commission applicable on certain sales of items. All revenue is recognized when the auction sale is complete and WWA Group has determined that the auction proceeds are collectible.

Revenues from sales of equipment consist of sales of equipment inventory that is owned or underwritten by WWA Group. Sales occur either in auction or private sale. WWA Group recognizes the revenue from such sales when the auction or private sale has been completed, the equipment has been delivered to the purchaser, and collectibility is reasonably assured. All costs of goods sold are accounted for under direct costs.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This revised statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, including the grant of stock options to employees and directors. The Statement is effective for periods beginning after June 15, 2005, and will require WWA Group to recognize compensation cost based on the grant date fair value of the equity instruments its awards. WWA Group currently accounts for those instruments under the recognition and measurement principles of APB Opinion 25, including the disclosure-only provisions of the original SFAS 123. Accordingly, no compensation cost from issuing equity instruments has been recognized in WWA Group's financial statements. WWA Group estimates that the required adoption of SFAS 123 (R) will not have a negative impact on its financial statements.

In March 2004, the FASB issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF 03-1"). The objective of EITF 03-1 is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. The disclosure requirements are effective for annual periods ending after June 15, 2004, and remain in effect. Management believes that the adoption of EITF 03-1 will not have a material impact on WWA Group's financial condition or results of operations.

In December 2003, the FASB issued Interpretation No. 46 ("FIN 46R") (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (FIN 46), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on WWA Group's consolidated financial position, results of operations or cash flows.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form 10-KSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-KSB, other than statements of historical facts, address matters that WWA Group reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of WWA Group. These forward looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect WWA Group's future plans of operations, business strategy, operating results and financial position. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we caution readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements.

These risks and uncertainties, many of which are beyond our control, include (i) the sufficiency of existing capital resources and WWA Group's ability to raise additional capital to fund cash requirements for future operations; (ii) uncertainties involved in the rate of growth of WWA Group's business and acceptance of products and services; (iii) the ability of WWA Group to achieve and maintain a sufficient customer base to have sufficient revenues to fund and maintain operations; (iv) volatility of the stock market; and (v) general economic conditions. Although WWA Group believes the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

ITEM 7.   FINANCIAL STATEMENTS

WWA Group's audited financial statements for the periods ended December 31, 2004 and 2003 are attached hereto as F-1 through F-19.

WWA GROUP, INC.
Years Ended December 31, 2004 and 2003

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
WWA Group, Inc. and Subsidiaries

We have audited the consolidated balance sheets of **WWA Group, Inc. and Subsidiaries** (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **WWA Group, Inc. and Subsidiaries** as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.

Tanner + Co.

Salt Lake City, Utah
January 14, 2005

December 31,

Assets		2004		2003
Current assets:				
Cash	$	4,635,553	$	5,006,042
Marketable securities		147,000		172,000
Accounts receivable		6,125,977		5,000,615
Inventories		23,510		366,234
Prepaid expenses		73,073		51,281
Related party receivables		-		30,275
Notes receivable		2,435,911		350,000
Other current assets		112,718		35,532
Total current assets		13,553,742		11,011,979
Property and equipment, net		1,071,451		562,012
Investment in unconsolidated entity		250,000		250,000
Other assets		8,592		10,978
	$	14,883,785	$	11,834,969

Liabilities and Stockholders' Equity

		2004		2003
Current liabilities:				
Auction proceeds payable	$	10,259,801	$	9,766,775
Accounts payable		2,316,240		559,927
Accrued expenses		695,639		534,536
Short term notes payable		20,000		294,226
Current maturities of long-term debt		72,383		34,271
Total current liabilities		13,364,063		11,189,735
Long-term debt		111,633		14,508
Total liabilities		13,475,696		11,204,243
Commitments and contingencies		-		-
Stockholders' equity:				
Common stock, $.001 par value, 50,000,000 shares authorized; 15,969,633 and 15,966,633 shares issued and outstanding, respectively		15,970		15,967
Additional paid-in capital		1,013,524		1,010,527
Retained earnings (accumulated deficit)		378,595		(395,768)
Total stockholders' equity:		1,408,089		630,726
	$	14,883,785	$	11,834,969

See acompanying notes to consolidated financial statements.

	Years Ended December 31,	
	2004	**2003**
Revenues from commissions and services	$ 5,673,207	$ 5,521,126
Revenues from sales of equipment	5,302,960	712,677
Total revenues	10,976,167	6,233,803
Direct costs - commissions and services	2,249,640	1,942,958
Direct costs - sales of equipment	5,008,076	628,148
Gross profit	3,718,451	3,662,697
Operating expenses:		
General, selling and administrative expenses	2,912,928	2,917,794
Depreciation and amortization expense	292,107	167,830
Total operating expenses	3,205,035	3,085,624
Income from operations	513,416	577,073
Other income (expense):		
Interest expense	(191,722)	(54,481)
Interest income	303,600	4,751
Other income (expense)	149,069	66,826
Total other income (expense)	260,947	17,096
Income before income taxes	774,363	594,169
Provision for income taxes	-	-
Net income	$ 774,363	$ 594,169
Basic and diluted earnings per common share	$ 0.05	$ 0.04
Weighted average shares - basic and diluted	15,967,000	14,261,000

See accompanying notes to consolidated financial statements

WWA GROUP, INC.
Consolidated Statement of Stockholders' Equity (Deficit)

Years Ended December 31, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 2003	13,887,447 $	13,887 $	466,113 $	(989,937) $	(509,937)
Acquisition of Novamed, Inc.	1,299,858	1,300	(100,836)	-	(99,536)
Forgiveness of debt by former parent	-	-	200,000	-	200,000
Common stock issued for:					
Cash	223,830	224	223,606	-	223,830
Services	555,498	556	221,644	-	222,200
Net income	-	-	-	594,169	594,169
Balance, December 31, 2003	15,966,633	15,967	1,010,527	(395,768)	630,726
Common stock issued for cash	3,000	3	2,997	-	3,000
Net income	-	-	-	774,363	774,363
Balance, December 31, 2004	15,969,633 $	15,970 $	1,013,524 $	378,595 $	1,408,089

See accompanying notes to consolidated financial statements

	Years Ended December 31,	
	2004	**2003**
Cash flows from operating activities:		
Net income	$ 774,363	$ 594,169
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	292,107	167,830
Loss on disposition of assets	68,517	5,191
Gain on the sale of securities	(14,000)	-
Stock issued for services	-	222,200
Decrease (increase) in:		
Accounts receivable	(1,125,362)	(1,777,634)
Inventories	342,724	(329,847)
Prepaid expenses	(21,792)	4,624
Related party receivable	30,275	15,435
Other current assets	(77,186)	(12,311)
Other assets	2,386	1,097
Increase (decrease) in:		
Auction proceeds payable	493,026	2,293,726
Accounts payable	1,756,313	142,694
Accrued liabilities	161,103	18,700
Net cash provided by operating activities	2,682,474	1,345,874
Cash flows from investing activities:		
Purchase of property and equipment	(661,673)	(281,940)
Increase in note receivable	(2,300,000)	(350,000)
Increase in related party note receivable	-	(250,000)
Proceeds from the sale of marketable securities	39,000	(172,000)
Payments received on notes receivable	214,289	155,482
Net cash received in acquisition	-	2,798
Net cash used in investing activities	(2,708,584)	(895,660)
Cash flows from financing activities:		
Proceeds from short-term notes payable	2,769,397	206,859
Payments on short-term notes	(3,043,623)	(303,509)
Payments on related party notes	-	(116,775)
Payments of long-term debt	(73,153)	(33,789)
Proceeds from issuance of common stock	3,000	223,830
Net cash used in financing activities	(344,379)	(23,384)
Net (decrease) increase in cash and cash equivalents	(370,489)	426,830
Cash and cash equivalents at beginning of year	5,006,042	4,579,212
Cash and cash equivalents at end of year	$ 4,635,553	$ 5,006,042

See accompanying notes to consolidated financial statements

WWA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003

1.   Organization and Significant Accounting Policies

Organization

WWA Group, Inc., (the Company) operates in Jebel Ali, Dubai, United Arab Emirates (U.A.E) under a trade license from the Jebel Ali Free Zone Authority. The Company's operations primarily consist of the auctioning of used and new heavy construction equipment, transportation equipment and marine equipment, the majority of which is on a consignment basis

WWA Group, Inc., includes the accounts of WWA Group, Inc. (formerly Novamed, Inc.), and its wholly owned subsidiaries, World Wide Auctioneers, Ltd. (WWA) a.k.a. (Worldwide Dubai), a company incorporated in the territory of the British Virgin Islands on March 20, 2000, which operates in Dubai, U.A.E.; and Novamed Medical Products Manufacturing, Inc. a Minnesota corporation.

On August 8, 2003, Novamed, Inc., a publicly held company, and WWA executed a stock exchange agreement, whereby Novamed, Inc. agreed to acquire 100% of the issued and outstanding shares of WWA , a wholly owned subsidiary of World Wide Auctioneers USA, a company incorporated in the state of Arizona, USA, in exchange for 13,887,447 shares of Novamed, Inc.'s common stock. Because the owners of WWA became the principal shareholders of the Company through the merger, WWA is considered the acquirer for accounting purposes and this merger is accounted for as a reverse acquisition or recapitalization of WWA. Corresponding to the merger, Novamed, Inc. changed its name to WWA Group, Inc.

Principles of Consolidation

The consolidated financial statements for 2004 include the operations of WWA Group Inc. and its wholly-owned subsidiaries, including Worldwide Dubai from January 1, 2004 to December 31, 2004. The consolidated financial statements include the operations of Worldwide Dubai from January 1, 2003 to August 8, 2003, and the consolidated operations of WWA Group, Inc. and its wholly-owned subsidiaries (the Company) from August 8, 2003 (date of reverse acquisition) to December 31, 2003. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents.

1. **Organization and Significant Accounting Policies -*Continued***

   Marketable Securities

   The Company classifies all of its marketable securities as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported as a separate component of stockholders' equity. For the years ended December 31, 2004 and 2003, approximately $125,000 and $150,000, respectively, of the Company's marketable securities are in an entity in which one of the Company's directors serves as a director.

   Accounts Receivable

   Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Specific reserves are estimated by management based on certain assumptions and variables, including the customer's financial condition, age of the customer's receivables, and changes in payment histories. As of December 31, 2004 and 2003, no allowance for doubtful receivables was necessary. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

   A trade receivable is considered to be past due if any protion of the receivable balance has not been received by the contractual pay date. Interest is not charged on trade receivables that are past due.

   Inventories

   Inventories consist of equipment to be sold in auctions, stated at the lower of cost or market. The cost is determined by specific identification method. Cost includes purchase price, freight, insurance, duties and other incidental expenses incurred in bringing inventories to their present location and condition.

   Investment

   The Company accounts for its 19% equity investment in a foreign affiliate under the cost method of accounting.

1.   **Organization and Significant Accounting Policies -***Continued*

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation and amortization on capital leases and property and equipment are determined using the straight-line method over the estimated useful lives of the assets or terms of the leases. The estimated useful lives of the assets are as follows:

	Years
Furniture and fixtures	4
Office equipment	4
Vehicles	5
Leasehold improvements	5

Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on the sale of property and equipment are reflected in operations.

Revenue Recognition

Revenues from commissions and services consist of revenues earned in the Company's capacity as agent for consignors of equipment, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All commission revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Revenues from sales of equipment consist of the auction sale or private sale of equipment inventory owned by the Company. The Company recognizes the revenue from such sales when the auction or private sale has been completed, the equipment has been delivered to the purchaser, and collectibility is reasonably assured. All costs of goods sold are accounted for under direct costs.

Stock Based Compensation

The Company accounts for stock-based compensation under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees, and related Interpretations*. Accordingly, no compensation cost is recognized in the financial statements, when options granted under those plans have an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The Company issued no compensatory options to its employees during the years ended December 31, 2004 and 2003.

1. **Organization and Significant Accounting Policies -*Continued***

   Foreign Exchange

   The Company's reporting currency is the United States Dollar. The Company's functional currency is the United Arab Emirates Dirham and the U.S. Dollar. Transactions denominated in foreign currencies are translated into USD and recorded at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into USD at the foreign exchange rates ruling at the balance sheet date. Realized and unrealized foreign exchange differences arising on translation are recognized in the income statement.

   Advertising

   The Company expenses the cost of advertising as incurred. For the years ended December 31, 2004 and 2003, advertising expenses totaled approximately $211,000 and $166,000 respectively, and are included in direct costs in the accompanying statement of income.

   Income Taxes

   The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Income Per Common Share

   The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year, plus the common stock equivalents that would arise from the exercise of stock options and warrants outstanding, using the treasury stock method and the average market price per share during the year.

1.   **Organization and Significant Accounting Policies -***Continued*

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As required by SFAS No. 144, the Company uses an estimate of the future undiscounted net cash flows of the related asset or group of assets over their remaining economic useful lives in measuring whether the assets are recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the estimated fair value of the asset. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the estimated costs to sell. In addition, depreciation of the asset ceases. During the years ended December 31, 2004 and 2003, no impairment of long-lived assets was recorded.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of receivables and notes receivable. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates in the Preparation of Finanical Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts. Accordingly, actual results could differ from those estimates.

2.   Marketable Securities

Marketable securities are available for sale and consist primarily of securities purchased in Net Telecommunications, Inc., a company for which the Company's Chairman of the Board of Directors is a director. As of December 31, 2004 and 2003, the Company had marketable securities with a cost and market values of $147,000 and $172,000, respectively. There was no recorded unrealized gain or loss as of December 31, 2004 and 2003.

3.   Accounts Receivable

Accounts receivable consists of the following at December 31:

	2004	**2003**
Consignors sales receivable	$ 6,125,977	$ 4,989,727
Other receivables	-	10,888
	$ 6,125,977	$ 5,000,615

Consignor sales receivable consist of receivables for gross auction sales which include amounts due to consignors and commission revenue.

4.   Inventory

Inventory consist of the following at December 31:

	2004	**2003**
Equipment inventory	$ 26,963	$ 369,687
Less reserve for impaired inventory	(3,453)	(3,453)
	$ 23,510	$ 366,234

5.   Property and Equipment

Property and equipment consists of the following at December 31:

	2004	2003
Equipment	$ 812,821	$ 439,556
Vehicles	552,153	162,023
Leasehold improvements	210,957	199,180
Furniture and fixtures	73,796	71,002
	1,649,727	871,761
Less accumulated depreciation	(578,276)	(309,749)
	$ 1,071,451	$ 562,012

6.   Investment in Unconsolidated Entity

In December 2003, the Company purchased a 19% equity interest in an unrelated foreign company for $250,000. The Company accounts for its investment under the cost method of accounting, as the Company holds less than 20% of the voting stock outstanding and does not exert significant influence over the company. There has been no change in 2004.

7.   Notes Receivable

Notes receivable consisted of the following at December 31:

	2004	2003
Note receivable due from a company bearing interest of 2.2% per month, due June 30, 2005. The note is secured by the assets of the borrower, consisting mainly of a freight ship	$ 2,300,000	$ -
Note receivable due from a company bearing interest of 4% due March 31, 2004. The note is secured by equipment	-	350,000
Interest receivable on the note receivable from a company bearing no interest and due upon demand	135,911	-
Total notes receivable	$ 2,435,911	$ 350,000

8.   Accrued Expenses

Accrued expenses consist of the following at December 31:

	2004	2003
Customer customs deposits	$ 485,759	$ 311,089
Auction customer deposit	105,119	150,690
Other accrued expenses	104,761	72,757
	$ 695,639	$ 534,536

9.   Short-Term Notes Payable

The Company has unsecured short-term notes payable to various unrelated entities. The notes are non-interest bearing, unsecured and due upon demand. Because of the short-term nature of the notes the Company has not imputed an interest rate. At December 31, 2004 and 2003 the balances on these notes were $20,000 and $294,226 respectively.

10.   Long-Term Debt

Long-term debt consisted of the following at December 31:

	2004	2003
Notes payable to a bank with interest rates between 4% and 5.95%, monthly payments total approximately $2,450, secured by vehicles and cash	$ 184,016	$ 48,779
Less current portion	(72,383)	(34,271)
Long-term debt	$ 111,633	$ 14,508

10.   Long-Term Debt - *Continued*

Future maturities of long-term debt are as follows:

Year Ending December 31:		
2005	$	72,383
2006		69,463
2007		42,170
	$	184,016

11.   Commitments and Contingencies

Operating Leases

The Company has noncancellable operating leases, primarily for land, facilities and temporary living quarters for certain employees. Rental expense for these operating leases for the years ended December 31, 2004 and 2003 was approximately $320,600 and $277,000, respectively. All leases are for 12 months or less and future minimum payments approximate the current rental expense amount.

Litigation

The Company may become or is subject to investigations, claims or lawsuits ensuing out of the conduct of its business. The Company is currently not aware of any such items, which it believes could have a material effect on its financial position.

12.   Related Party Transactions

The Company has advanced amounts to its employees primarily for reimbursable travel and business costs.   As of December 31, 2004 and 2003, the Company had related party receivables of $0 and $30,275, respectively.

In December 2003, the Company Invested in Net Tele-communications Inc., a company for which the Chairman of the Board of Directors of the Company is a director. The amount included in marketable securities at December 31, 2004 and 2003 was $125,000 and $150,000, respectively. In 2004, the Company sold shares with a cost of $25,000 at a profit of $14,000.

In 2003, the Company exchanged a note receivable of $250,000 due from a company controlled by the Company's Chairman of the Board of Directors, and which was the former parent of WWA, for a 19% interest in an unconsolidated affiliate.

13.   Supplementary Disclosure of Cash Flow Information

During the year ended December 31, 2004, the Company, purchased vehicles with long-term debt of $208,390.

During the year ended December 31, 2003, the Company:

- Was forgiven of a $200,000 related party note payable through a capital contribution.

- Recorded assets and liabilities received through the reverse merger with Novamed, Inc., as follows:

Accounts receivable	$	(7,709)
Accounts payable		90,043
Short-term note payable		20,000
Common stock		1,300
Additional paid-in capital		(100,836)
Net cash received in reverse acquisition	$	2,798

- The Company exchanged a note receivable of $250,000 due from a company controlled by the Company's Chairman of the Board of Directors for a 19% interest in an unconsolidated affiliate.

Cash paid during the year for:

	2004	2003
Interest	$ 191,700	$ 54,000
Income taxes	$ -	$ -

WWA GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003

14.   **Income Taxes**

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate to net loss before provision for income taxes for the following reasons:

	Years Ended December 31,	
	2004	**2003**
Federal income tax (expense) benefit at statutory rate	$ (202,000)	$ (202,000)
Earnings in non-taxable jurisdiction	-	-
Net operating loss acquired in reverse acquisitions	323,000	323,000
Depreciation	31,000	31,000
Warranty reserve	6,000	6,000
Change in valuation allowance	(158,000)	(158,000)
Total income taxes	$ -	$ -

Deferred tax assets (liabilities) at December 31, 2004 and 2003 are comprised of the following:

	2004	**2003**
Net operating loss carryforward	$ 422,000	$ 422,000
Depreciation and amortization	31,000	31,000
Un-patriated foreign earnings	(296,000)	(296,000)
Obsolete inventory	1,000	1,000
	158,000	158,000
Valuation allowance	(158,000)	(158,000)
	$ -	$ -

 At December 31, 2004, the Company has approximately $1.2 million of net operating loss carry forwards to offset future taxable income. These carry forwards begin expiring in 2019. The utilization of these net operating losses is dependent upon the tax laws in effect at the time such losses can be utilized. The losses will be limited based upon future changes in ownership.

The Company operates in the Jebel Ali Free Zone of Dubai, which is an income tax free zone. Therefore, the profits of the Company are not taxable in Dubai. The Company has determined that undistributed earnings from Worldwide Dubai will be reinvested in the business indefinitely and that such earnings will not be distributed to the U.S. parent. Therefore, in accordance with APB Opinion No. 23, *Accounting for Income Taxes – Special Areas*, no income tax provision has been recorded for the undistributed earnings.

15.   **Fair Value of Financial Instruments**

The Company's financial instruments consist of cash, investments, receivables, payables, and notes payable. The carrying amount of cash, investments, receivables, and payables approximates fair value because of the short-term nature of these items. The carrying amount of Long-term notes payable approximates fair value as the individual borrowings bear interest at market interest rates.

16.   **Recent Accounting Pronouncements**

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123, no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in our fourth quarter of fiscal 2005, beginning August 1, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company has evaluated the requirements of SFAS 123R and does not expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share.

FASB Staff Position ("FSP") No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"), provides guidance under FASB Statement No. 109, "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

16.   Recent Accounting Pronouncements -*Continued*

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

ITEM 8.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

WWA Group has had no changes in or disagreements with its accountants, as to accounting or financial disclosure over the two most recent fiscal years.

ITEM 8A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"), as of December 31, 2004. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.

(b) Changes in Internal Controls

During the period ended December 31, 2004, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 8B.   OTHER INFORMATION

None.

PART III

ITEM 9.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The officers and directors of WWA Group as of March 30, 2005 are as follows:

Name	Age	Position
Eric Montandon	39	chairman of the board of directors
Carl van Lieshout	43	chief executive officer and director
Digamber Naswa	45	chief financial officer and director

Mr. Montandon was appointed as a director of WWA Group in August of 2003. He will serve until the next annual meeting of WWA Group's shareholders and his successor is elected and qualified. Thereafter, directors will be elected for one-year terms at the annual shareholders meeting.

Mr. Montandon graduated from Arizona State University in 1988 with a Bachelor's Degree in Business Finance. After graduation he worked for Winius-Montandon, Inc. as a commercial real estate consultant and appraiser in Phoenix, Arizona from 1988 until 1992. He was subsequently involved in forming Momentum Asia, Inc., a design and printing operation in Subic Bay, Philippines in 1994. Mr. Montandon operated this company as its chief executive office until the middle of 2000. Mr. Montandon joined the board of directors in of Asia4Sale.com, Inc. in February 2000 and was instrumental in Asia4Sale.com, Inc.'s acquisition and development of World Wide Auctioneers, Ltd. He has expanded his role in both Asia4Sale.com, Inc. and WWA Group to include all areas of finance, operations and administration. Over the last five years he has been an officer and director of two public companies: Asia4Sale.com, Inc. a holding company with a significant interest in WWA Group, Inc. from February 2000 to present (chief executive officer, chief financial officer and director), and Net Telecommunications, Inc., formerly a telecommunications service provider from September 2000 to present (director).

Carl van Lieshout was appointed as an officer and director of WWA Group in August of 2003. He will serve until the next annual meeting of WWA Group's shareholders and his successor is elected and qualified. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement.

Prior to joining World Wide Auctioneers, Ltd., Mr. Van Lieshout spent the previous sixteen years running Machinehandel Leende BV, a family owned business that traded heavy equipment with operating yards and sales offices in Indonesia; Dubai and the Netherlands. Machinehandel Leede BV was a regular consignor and purchaser at equipment auctions around the world between 1988 and 2000. He speaks Dutch, German and English.

Over the last five years Mr. Van Lieshout has not been an officer or director of any other public company.

Digamber Naswa was appointed as an officer and director of WWA Group in August of 2003. He will serve until the next annual meeting of WWA Group's shareholders and his successor is elected and qualified.

Mr. Naswa is a science graduate from the Kurukshetra University, India. He finished his Chartered Accountancy from the Institute of Chartered Accountants of India in 1984. He spent almost 20 years serving different industries in India and the United Arab Emirates in his various capacities as accounts officer, finance manager, deputy general manager and financial controller. Over the past five years Mr. Naswa as worked as the financial controller of World Wide Auctioneers, Ltd. (2002 to present), Trust Garment Factory, Ltd., as deputy general manager (2000-2002) and Xpro India, Ltd. (A division of Cimmico Birla) (1996-2000).

Over the last five years Mr. Naswa has not been an officer or director of any other public company.

Board of Directors Committees

The board of directors has established an audit committee. The audit committee is comprised of Eric Montandon, Digamber Naswa and Herman Huening as an independent member. The audit committee is yet to adopt a definitive charter though it typically reviews acts on and reports to the board of directors with respect to various auditing and accounting matters. The matters typically considered by WWA Group's audit committee include recommendations as to the performance of its independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, WWA Group will be required to adopt a definitive charter for its audit committee.

The board of directors has not yet established a compensation committee.

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. WWA Group does not believe that it will adopt a provision for compensating directors in the future.

Code of Ethics

WWA Group has adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-B of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions. WWA Group has incorporated a copy of its Code of Ethics as Exhibit 14 to this Form 10-KSB. Further, WWA Group's Code of Ethics is available in print, at no charge, to any security holder who requests such information by contacting WWA Group.

Compliance with Section 16(A) of the Exchange Act

Based solely upon a review of Forms 3, 4 and 5 furnished to WWA Group, WWA Group is aware of one entity who during the period ended December 31, 2004 was the beneficial owner of more than ten percent of the common stock of WWA Group, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934.

Asia4Sale.com, Inc. failed to timely file a Form 4 or Form 5 despite being the beneficial owner of an in excess of 10% of WWA Group's common stock.

ITEM 10.   EXECUTIVE COMPENSATION

The following table provides summary information for the years 2004, 2003 and 2002 concerning cash and non-cash compensation paid or accrued by WWA Group to or on behalf of the president and the only other employee to receive compensation in excess of $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs (#)	LTIP payouts ($)	All Other Compensation ($)
Cornelis van Lieshout	2004	120,000	-	-	-	-	--	-
Chief Executive	2003	120,000	-	-	-	-	-	-
Officer and Director	2002	120,000	-	-	-	-	-	-

ITEM 11.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the stock of WWA Group as of April 14, 2005, by each shareholder who is known by WWA Group to beneficially own more than 5% of the outstanding common stock, by each director, and by all executive officers and directors as a group. WWA Group has 15,969,633 shares issued and outstanding as of April 14, 2005.

Title of Class	Name and Address of Beneficial Ownership	Amount and nature of Beneficial Ownership	Percent of Class
Common Stock	Eric Montandon 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	7,600,000*	49%
Common Stock	Cornelis van Lieshout 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	300,000	1.9%
Common Stock	Digamber Naswa 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	60,000	<1%
Common Stock	Asia4Sale.com, Inc. 2465 West 12th Street, Suite 2 Tempe, Arizona 85281	7,300,000	45.7%
Common Stock	Steverit Financial Services Ltd., Wells Cottage, La Grande Route Street, Clement , Jersey CI JE26	2,500,000	15.7%
Common Stock	All Executive Officers and Directors as a Group	7,960,000	50%

* Eric Montandon holds 300,000 shares of WWA Group common stock in his own name through Steverit Financial Services Ltd. and is considered the beneficial owner of the 7,300,000 shares held by Asia4Sale.com, Inc., a public reporting company, since he acts a director and the chief executive officer of Asia4Sale.com, Inc.

ITEM 12.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 8, 2003 the WWA Group authorized the issuance of 13,887,447 shares of common stock to WWA World Wide Auctioneers, Inc. for distribution to the shareholders of WWA World Wide Auctioneers, Inc. pursuant to the terms of a stock exchange agreement whereby WWA Group acquired World Wide Auctioneers, Ltd., relying on exemptions provided by Regulation S and Section 4(2) of the Securities Act of 1933 ("Securities Act"), as amended.

The distribution of the WWA Group common stock included the issuance of 300,000 shares to Mr. Eric Montandon, the chairman of the board of directors of WWA Group, 300,000 shares to Cornelis van Lieshout, WWA Group's chief executive officer and a director and 60,000 shares to Digamber Naswa, WWA Group's chief financial officer and a director. Further, the stock distribution included the issuance of 7,525,000 shares to Asia4Sale.com, Inc. Mr. Montandon is a director and the chief executive officer of Asia4Sale.com, Inc.

ITEM 13.   EXHIBITS

Exhibits required to be attached by Item 601 of Regulation S-B are listed in the Index to Exhibits on page 30 of this Form 10-KSB, and are incorporated herein by this reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees
Tanner LC provided audit and quarterly review services to WWA Group in connection with its annual and quarterly reports for the fiscal years ended December 31, 2004 and 2003. The aggregate fees billed by Tanner LC for the audit of WWA Group's annual financial statements and the reviews of WWA Group's quarterly financial statements was approximately $67,000 and $59,000 respectively.

Audit Related Fees
Tanner LC billed to WWA Group no fees in each of 2004 and 2003 for professional services that are reasonably related to the audit or review of WWA Group's financial statements that are not disclosed in "Audit Fees" above.

Tax Fees
Tanner LC billed to WWA Group fees of $0 in 2004 and $0 in 2003 for professional services rendered in connection with the preparation of WWA Group's tax returns and the provision of tax advice for the respective periods.

All Other Fees
Tanner LC billed to WWA Group no fees in each of 2004 and 2003 for other professional services rendered or any other services not disclosed above.

Audit Committee Pre-Approval
WWA Group's Audit Committee pre-approved the engagement of Tanner LC to act as its independent auditor for the fiscal years ended December 31, 2004 and 2003. WWA Group's Audit Committee also pre-approved Tanner LC to provide the audit, audit related services, tax services and all other services described above. WWA Group's independent auditors performed all work only with their full time permanent employees.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 14th day of March, 2005.

WWA Group, Inc.

/s/ Cornelis van Lieshout
By: Cornelis van Lieshout
Its: Chief Executive Officer and a Director

/s/ Digamber Naswa
By: Digamber Naswa
Its: Chief Financial Officer and a Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Eric Montandon Eric Montandon	Director	April 14, 2005
/s/ Cornelis van Lieshout Cornelis van Lieshout	Director	April 14, 2005
/s/ Digamber Naswa Digamber Naswa	Director	April 14, 2005

INDEX TO EXHIBITS

EXHIBIT NO.	PAGE NO.	DESCRIPTION
3(i)(a)	*	Articles of Incorporation of WWA Group formally known as Conceptual Technologies, Inc. a Nevada corporation dated November 26, 1996 (incorporated herein by reference from Exhibit No. 2(i) to WWA Group's Form 10SB12G/A as filed with the Commission on November 29, 1999).
3(i)(b)	*	Certificate of Amendment of the Articles of Incorporation of WWA Group filed on August 29, 1997 effecting a 1-for-14 reverse split and rounding each fractional share to one whole share (incorporated herein by reference from Exhibit 2(ii) of WWA Group's Form 10SB12G/A as filed with the Commission on November 29, 1999).
3(i)(c)	*	Certificate of Amendment of the Articles of Incorporation of WWA Group changing the name of WWA Group from Conceptual Technologies, Inc. to NovaMed, Inc. (incorporated herein by reference from Exhibit 2(iii) of WWA Group's Form 10SB12G/A as filed with the Commission on November 29, 1999).
3(i)(d)	*	Certificate of Amendment to the Articles of Incorporation of WWA Group changing the name of WWA Group from NovaMed, Inc. to WWA Group, Inc. (incorporated herein with reference from Exhibit 3(i)(d) of WWA Group's Form 10-QSB as filed with the Commission on November 20, 2003).
3(ii)	*	Bylaws of WWA Group adopted on November 12, 1996 (incorporated herein by reference from Exhibit 2(iv) of WWA Group's Form 10SB12G/A as filed with the Commission on November 29, 1999).
10	*	Stock Exchange Agreement between WWA Group and World Wide Auctioneers, Inc. dated August 5, 2003 (incorporated herein by reference from the Form 8-K filed with the Commission on August 25, 2003).
14	*	Code of Ethics adopted March 28, 2004 (incorporated herein by reference from the Form 10-KSB filed with the Commission on March 30, 2005).
31(a)	31	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	32	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	33	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	34	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference from previous filings of WWA Group.

EXHIBIT 31(a)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Cornelis van Lieshout, chief executive officer of WWA Group, Inc. ("Registrant") certify that:

1. I have reviewed this Annual Report on Form 10-KSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. The Registrants other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrants other certifying officer and I have disclosed based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: April 14, 2005

/s/ Cornelis van Lieshout
Cornelis van Lieshout
Chief Executive Officer

EXHIBIT 31(b)
CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Digamber Naswa, chief financial officer of WWA Group, Inc. ("Registrant") certify that:

1. I have reviewed this Annual Report on Form 10-KSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. The Registrants other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrants other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: April 14, 2005

/s/ Digamber Naswa
Digamber Naswa
Chief Financial Officer

EXHIBIT 32(a)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of WWA Group, Inc. ("Registrant") for the annual period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Cornelis van Lieshout, chief executive officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) This Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly represents, in all material respects, the financial condition and results of operation of the Registrant.

/s/ Cornelis van Lieshout
Cornelis van Lieshout
Chief Executive Officer
April 14, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32(b)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of WWA Group, Inc. ("Registrant") for the annual period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Digamber Naswa, chief financial officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) This Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly represents, in all material respects, the financial condition and results of operation of Registrant.

/s/ Digamber Naswa
Digamber Naswa
Chief Financial Officer
April 14, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.